If you have sold or otherwise transferred all your ordinary shares in Liberty International PLC please forward this document as soon as possible to the purchaser or transferee, or to the bank, stockbroker, or other agent through whom or to whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, Australia or Japan.

LIBERTY INTERNATIONAL

From Sir Robert Finch, Chairman, Liberty International

82-34722



06019076

24 November 2006



SEC MAIL PROCESSING
RECEIVED
DEC 0 6 2006
WASH, D.C.
210
SECTION

PROCESSED
DEC 1 5 2006
THOMSON FINANCIAL

SUPPL

Dear Shareholder

On 22 November 2006 we announced that we have raised £337.5 million by way of a placing of 25 million new ordinary shares and I thought it appropriate to inform you of this and a number of other significant recent events which collectively represent a substantial advance in our affairs.

Placing of 25 million new ordinary shares at 1350 pence per share raising £337.5 million (the "Placing")

Liberty International announced on 22 November 2006 a successful placing of 25 million new ordinary shares of 50 pence each in Liberty International at a price of 1350 pence per share, raising £337.5 million pre-expenses. The shares placed represented 7.4 per cent of Liberty International's issued ordinary share capital immediately prior to the Placing.

The Placing will enable the Liberty International group (the "Group") to reduce borrowings incurred in connection with the £421 million acquisition of the Covent Garden Estate in August 2006, referred to below, thereby providing Liberty International with increased financial flexibility to pursue its £1.2 billion development pipeline and other potential investment opportunities (after taking into account the entry charge of approximately £146 million in connection with Liberty International's proposed conversion to a Real Estate Investment Trust ("REIT"), which is also referred to below).

12/13

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT

TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

REGISTERED IN ENGLAND NO. 3685527 REGISTERED OFFICE 40 BROADWAY LONDON SW1H 0BT

In addition, the Placing will benefit shareholders of Liberty International by enabling the Group to:

- maintain and improve its leading position in the UK regional shopping centre industry through its wholly-owned subsidiary, Capital Shopping Centres ("CSC"), whose ownership interests include, inter alia, nine of the UK's top twenty-five regional shopping centres;
- consolidate and enhance the strong presence which the Group has established in the Central London retail and leisure market, through the combination of the Covent Garden Estate with the Group's existing ownership in London's West End including holdings in Covent Garden, Piccadilly, Regent Street, The Strand and High Street, Kensington;
- maintain sound financial ratios, in particular its interest cover and debt to asset ratios; and
- continue to deliver superior returns to shareholders, adding value through development and active management.

As part of the Placing, the family interests of Sir Donald Gordon, the President for Life of Liberty International, and a connected person of Mr Graeme Gordon (a Director of Liberty International) and as such a related party for the purposes of the Listing Rules, have agreed to acquire and be allotted 1.4 million Placing Shares at the placing price. The acquisition by the Gordon family interests represents 0.4 per cent of Liberty International's issued ordinary share capital immediately prior to the Placing. The shareholdings of the Gordon family interests amounted to 71.3 million Ordinary Shares (21.1 per cent of Liberty International's issued ordinary share capital immediately prior to the Placing) at the close of business on 21 November 2006 and will amount to 20.1 per cent following the Placing.

It is expected that the Placing Shares will be listed on the London and Johannesburg stock exchanges and that dealings will commence on 29 November 2006. Subject to the conditions being satisfied, the Placing Shares will be issued credited as fully paid and will rank pari passu in all respects with Liberty International's existing ordinary shares.

The full text of the press releases issued on 21 and 22 November 2006 in connection with the Placing are available on the company's website, www.liberty-international.co.uk.

Proposed conversion to a REIT

A circular was posted to shareholders on 22 November 2006 in relation to the proposed conversion of the Group to a REIT.

Full details of the proposed conversion are set out in the circular, along with details of the forthcoming Extraordinary General Meeting to be held on 18 December 2006 at 11.00 a.m. at 40 Broadway, London SW1H 0BT at which shareholders' approval will be sought to amend the company's Articles of Association as part of its proposed conversion to a REIT. Subject to shareholders' approval, the Board expects to convert the Group to a REIT with effect from 1 January 2007.

The Covent Garden Estate

In August 2006, Liberty International acquired, for a cash consideration of £421 million, a substantial 7 acre Central London investment in the prime retail and leisure location of Covent Garden. This purchase added over 450,000 sq.ft. of substantially freehold, retail, restaurant, office, leisure and residential space to the Group's existing £54 million interests on Long Acre and Floral Street.

The investment, of a size and quality seldom available on the open market in London's West End, included the iconic Covent Garden Market and surrounding Piazza as well as properties around the Market in King Street, Henrietta Street, Floral Street, James Street, Long Acre, Tavistock Street, Wellington Street and Maiden Lane.

Net rental income on the properties acquired was approximately £17.2 million per annum increasing, once lettings of currently vacant space have been concluded, to provide a running yield on cost of around 4.5 per cent.

The Covent Garden acquisition provided the Group with a unique Central London investment fitting in with the strengths of the Group which focuses on quality retail assets of scarcity value, requiring active management and creativity.

The Covent Garden Estate represents a core holding of the Group. The Group is energetically engaged in unlocking the full value of the investment through creative management and community involvement, whilst steadily increasing its presence in the area, through further acquisitions and joint ventures as appropriate.

The Group aims to elevate and substantially improve Covent Garden's status as a world class urban destination where entertainment, heritage, architecture, food and fun combine to create a vibrant retailing and leisure environment in a space of character and history. The Group believes Covent Garden to be an internationally recognised destination of choice both for residents of the capital and for visitors with the potential to become the heart of London's West End.

Development programme

Liberty International has maintained an active development programme with the major events of the last few years being the opening by CSC of the Red Mall at MetroCentre, Gateshead (371,000 sq.ft. of new retail space, 2004); Chapelfield, Norwich (530,000 sq.ft., 2005); Manchester Arndale Northern Extension (95 per cent joint ownership, 550,000 sq.ft., 2005 and 2006) and Xscape, Braehead (50 per cent joint venture, 460,000 sq.ft. retail and leisure, 2006).

At 30 June 2006, the Group had a £1.2 billion development programme.

The largest three components are all regional shopping centres in prime locations extending established high quality retail destinations; St David's, Cardiff; Westgate, Oxford and Eldon Square, Newcastle.

In addition, CSC has incremental projects at a number of existing centres, such as the Boardwalk development at Lakeside, Thurrock, while Capital & Counties has a £150 million retail and commercial redevelopment and regeneration programme.

Details of the major components of the development pipeline are set out in Appendix One.

Financial position

At 30 June 2006, the Group's total properties amounted to £7.3 billion by market value. Net assets (diluted, adjusted*) amounted to £4.5 billion and net borrowings amounted to £2.9 billion.

Regional shopping centres represented 87 per cent of total investment properties and retail in aggregate amounted to 94 per cent.

In addition to the Covent Garden acquisition, the Group has since 30 June 2006 continued to incur expenditure on its development programme, estimated to amount to around £200 million by 31 December 2006, including a £115 million payment to equalise its interests with its joint venture partner in the Cardiff site, including the existing St David's Centre, prior to commencing the St David's 2 development.

The Board of Liberty International has always placed a high priority on maintaining sound financial ratios. The two key internal corporate guidelines are (i) interest cover, measured before valuation and exceptional items, to be maintained at a level in excess of 1.6 times and (ii) the debt to assets ratio, to be maintained at less than 50 per cent. Interest cover for the period ended 30 June 2006 was around 1.7 times and the ratio of net debt to assets at 30 June 2006 amounted to 39 per cent.

Net assets per share

Net assets per share (diluted, adjusted*) amounted to 1268p at 30 June 2006.

The average true equivalent yield used by the valuers of the Group's prime UK regional shopping centres reduced in the six month period from 31 December 2005 to 30 June 2006 by eight basis points overall from 5.30 per cent to 5.22 per cent (approximately 5.06 per cent on a nominal equivalent yield basis assuming rent is received annually in arrears). This represents a relatively conservative yield compared with other retail asset classes at that date with prime high street shops valued on nominal equivalent yields around 4 per cent and prime retail parks valued below the 4 per cent mark.

Furthermore, investment properties are valued after deducting notional acquisition costs including stamp duty, which in the case of Liberty International amounted in aggregate to £330 million at 30 June 2006, equivalent to 93p per share. These notional costs assume each asset is sold individually on the open market at that date, whereas in the case of a listed property company such as Liberty International, the purchase and sale of shares is the predominant mode of exchange of ownership and value for shareholders, not the sale of each underlying individual property. Net assets per share would have amounted to 1361p at 30 June 2006 if adjustment had been made for this factor.

*Adjusted for deferred tax in respect of revaluation surpluses and capital allowances, fair value movements on interest rate hedges, net of tax, and valuation surpluses on trading properties, in accordance with UK property industry practice.

Current trading and prospects

Since 30 June 2006, CSC has continued to maintain a high level of occupancy within the Group's established regional shopping centres at over 98.5 per cent, excluding the recently opened developments.

CSC's immediate priority is to complete lettings at the recently opened Manchester Arndale Northern Extension where 80 per cent of total anticipated income from the extension is now committed. Beyond that point, CSC has no material development letting exposure until the opening of St David's 2, Cardiff expected in 2009 and of the last and largest phase of the Eldon Square, Newcastle extension, also scheduled for 2009.

Retailers are generally maintaining selective expansion plans and the early indications of retailer enthusiasm for CSC's attractive major developments are encouraging.

CSC continues to make good progress with the rent review programme, primarily involving 2005 reviews at Lakeside, Thurrock, and 2006 reviews at MetroCentre, Gateshead, and The Chimes, Uxbridge, with settlements in line with expectations.

The steady recovery, as measured by national statistics, in UK non-food retail sales which began in the second quarter of 2006 has continued into the second half year. Trade appears to have improved overall at CSC's centres this year, although as ever with winners and losers among the Group's retail customers as the process of dynamic change in UK retailing unfolds.

The Covent Garden acquisition has substantially re-energised the Group's Central London business. Central London retail sales have shown strong increases this year. The Group looks forward to capitalising on the estimated 50 million customer visits per annum to Covent Garden, as it applies its active management skills to this landmark international urban destination.

Since 30 June 2006, the UK investment property market has continued to be strong and this has continued to drive market yields to lower levels. Barring any unforeseen changes in market conditions, the valuation of Liberty International's major regional shopping centres and other UK assets at 31 December 2006 would be expected to reflect some downward yield shift, implying further capital appreciation and therefore an increase in Liberty International's net asset value per share from the 1268p (diluted, adjusted*) reported at 30 June 2006.

Yours sincerely



Sir Robert Finch
Chairman

Appendix One

Development pipeline of Liberty International

St David's, Cardiff

The St David's 2, Cardiff, project entails adding some 967,500 sq.ft. of retail space, anchored by a John Lewis Partnership department store, to the existing St David's Centre, creating an overall centre of around 1.4 million sq.ft. of space, ranking amongst the UK's largest city centre regional shopping centres. We anticipate pooling of our existing interest with that of our partner, Land Securities Group PLC, prior to the year end and commencing the main works on the St David's 2 project in January 2007, for an opening in 2009.

Westgate Centre, Oxford

The Westgate Partnership, a joint venture with LaSalle Investment Management, continues to progress this major city-centre regeneration project.

The proposals include the refurbishment and extension of the existing centre to around 750,000 sq.ft., including a John Lewis Partnership department store and around 90 shops. Significant improvements to the surrounding environment will also add to the increased vitality of this part of Oxford.

Oxford City Council has resolved to grant planning permission for the Westgate Partnership's proposals which will now be referred to the Government Office for the South East for final determination. Assuming a favourable outcome, construction is scheduled to start at the end of 2007 or early 2008.

Eldon Square, Newcastle

At Eldon Square, Newcastle, two of the three schemes to improve and extend the centre from 961,000 sq.ft. to a total of around 1.3 million sq.ft. have commenced on site.

Eldon Square West provides 22,000 sq.ft. of retail and restaurant space overlooking Old Eldon Square and 74 per cent of the rental income is currently committed, for opening prior to the end of 2006.

Eldon Square North, the project to relocate the current bus station and provide 48,000 sq.ft. of additional retail space, started on site in April this year and is due to complete, in phases, between 2007 and 2008.

Progress has also been achieved on the third and largest of the schemes, Eldon Square South, which will provide 410,000 sq.ft. of retail space. Construction is scheduled to start in 2007 for an opening in Autumn 2009. An agreement for lease has been completed with Debenhams for the 175,000 sq.ft. department store. This store, together with units currently under active negotiation, amount to 57 per cent of Eldon Square South's anticipated rental income.

Manchester Arndale Northern Extension

The final phase of the Manchester Arndale Northern Extension opened in September 2006, creating the loop linking the new Northern Extension with the existing Southern malls, with the centre now providing 1.4 million sq.ft. of retail space, the largest city centre shopping centre in the UK. The 550,000 sq.ft. extension provides the large floor plates and well configured space required by modern retailers and has attracted a range of top quality names, including the only 150,000 sq.ft. Next store in the country and the largest Top Shop in the UK outside London. 80 per cent of total anticipated income from the extension is now committed.

Other major regional shopping centre projects:

Lakeside, Thurrock

Boardwalk project involving remodelling of the Lakeside pavilion providing 10 new restaurants and further retail and leisure space, opening in 2007.

MetroCentre, Gateshead

Ongoing mall refurbishment and centre reconfiguration at Europe's largest covered shopping centre (1.81 million sq.ft.).

The Glades, Bromley

38,000 sq.ft. High Street redevelopment linking with the main centre (421,000 sq.ft.) now under construction for 2008 opening.

Medium term development and extension plans at a number of centres including *The Potteries, Stoke-on-Trent; The Harlequin, Watford* and *The Victoria Centre, Nottingham.*

Capital & Counties' £150 million retail and commercial redevelopment and regeneration programme

Projects include Wapping Riverside (110,000 sq.ft. offices), Metro building, Hammersmith (110,000 sq.ft. offices), 190 Strand WC2 (260,000 sq.ft. offices and residential, joint venture with Prudential), Broad Gate, Leeds (120,000 sq.ft. retail, 160,000 sq.ft. offices and 23 residential apartments), Hagley Road, Birmingham (140,000 sq.ft. offices).

This letter includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

This letter is for information purposes only and does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, any securities to any person in any jurisdiction. In particular, this letter does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, any securities in the United States, Canada, Australia or Japan.

The Placing Shares have not been, nor will they be, registered under the Securities Act or with any securities regulatory authority of any State or other jurisdiction of the United States, and accordingly may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, registration under the Securities Act. No public offering of the Placing shares will be made in the United States. Any offering to be made in the United States will be made to a limited number of QIBs pursuant to an exemption from registration under the Securities Act in a transaction not involving any public offering. The Placing Shares are being offered and sold outside the United States in accordance with Regulation S under the Securities Act.

The company's web site www.liberty-international.co.uk contains information on the Group and its activities, including the full text of recent announcements about the above transactions.